Barclays ETN+ S$P VEQTOR ETN

ETN

Barclays ETNs

ETN +

+

Features of Exchange-Traded Notes (ETNs):

Senior, unsecured debt securities

Can be listed and traded on an exchange

Provide investors with a return linked to the performance of an index, less fees

Barclays Bank PLC is a leading issuer of ETNs in the United States:

46% market share1 with $7.0bn notional outstanding across 81 products in a variety of asset classes, including:

Commodities

Equity / volatility

FX

Rates

Includes: iPath®

ETN suite

ETN+ suite

As of October 31, 2011. Source: Bloomberg.

For more information about the risks related to an investment in the ETNs, see “Selected Risk Considerations” at the end of this document and “Risk Factors” in the applicable prospectus supplement and pricing supplement.

ETN

VQT: Barclays ETN+ S&P VEQTOR™ ETN

ETN +

+

Barclays ETN+ S&P VEQTORTM ETN (the “VEQTORTM ETN”) listed on the NYSE Arca Exchange

Launched in August 2010

Traded under the ticker “VQT”

Attracted $104mn of investor assets since launch1 among a diverse client base including Regional Banks, Private Banks, RIAs and Institutions

Provides return linked to the S&P 500® Dynamic VEQTORTM Total Return Index (the “VEQTORTM Index”)2 No tracking error to the index (before fees)3 Investor Fee: 0.95% per year4

Potential Benefits / Applications:

Seeks to provide broad US equity exposure with an implied dynamic volatility hedge May be more suitable as a long term investment than volatility alone:

Allocates dynamically to equity and volatility, or to interest-bearing cash during certain exceptional circumstances

Methodology aims to increase equity exposure and decrease volatility exposure during low volatility environments Operationally efficient:

Avoids direct management of index components: rebalancing within the index and without incurring transaction costs

Rule-based allocation methodology

1. As of November 15th, 2011. Source: Barclays Capital.

2. The index was launched on November 18, 2009 and is sponsored by Standard and Poor’s Financial Services LLC.

3. Tracking error refers to the under/over performance differential of the indicative value of an ETN versus its benchmark index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index.

4. The investor fee is calculated on a daily basis in the following manner: The investor fee on the initial valuation date will be equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.95% times the closing indicative note value of your securities on the immediately preceding calendar day times the closing level of the VEQTOR™ Index on such calendar day divided by the closing level of the VEQTOR™ Index on the immediately preceding calendar day (or, if such day is not an index business day, the such quotient will equal one) divided by 365. Because your notes are subject to an investor fee, the return on the VEQTOR™ ETNs will always be lower than the total return on a direct investment in the VEQTOR™ Index.

The VEQTORTM Index

ETN +

The VEQTORTM Index offers broad equity market exposure with an implied volatility hedge, by dynamically allocating between:

Equity

The majority of the notional value of the VEQTOR™ Index is usually allocated to the S&P 500® Total Return Index, a broad representation of the largest market cap stocks listed in the United States.

Implied Volatility

The VEQTOR™ index seeks to provide a “volatility hedge” by dynamically allocating part of the notional value to the S&P 500 VIX Short-Term FuturesTM Total Return Index.

Cash

The VEQTOR™ index includes a “stop loss” mechanism that shifts the entire notional investment to an interest-bearing cash investment if the performance of the previous 5 business days fall by 2% or more.

IMPLIED VOLATILITY is a market estimate of the volatility an asset will realize over a future period of time, calculated by reference to the market price of listed options on the asset.

® ETN

The VIX Index

+

The CBOE Volatility Index® (the “VIX® Index”) measures the market’s expectation of 30-day S&P 500® Index volatility based on prices of near term S&P 500® Index put and call options.

Historically, negatively correlated to the performance of the S&P 500® Index.

Correlation is convex: greater reaction to large decreases in the equity market than to market increases.

S&P S&P 500 500® ® TR TR Index Index

2,600 2,400 2,200 2,000 1,800 1,600 1,400 1,200 1,000

2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

70 60 50 40 30 20 10 0

VIX® Index

VIX VIX® ® Index Index Returns Returns

60% 50% 40% 30% 20% 10% 0%

-10%

-20%

-30%

Weekly returns Comparison

1/1/2001—30/10/2011

-10% -5% 0% 5% 10% 15%

S&P S&P 500® 500® TR Index Retunrs Returns

VIX® VIX® Index S&P 500® 500® TR Index

Past performance is not indicative of future results

Source: Bloomberg, 2000-2011

Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an Index.

ETN

How to invest in volatility?

+The VIX® Index is not directly investable.

Volatility exposure can be obtained through the S&P 500 VIX Short-Term FuturesTM Index TR:

Daily-rolling long position in first and second month futures contracts on the VIX® Index Historical correlation with VIX® Index: 89%1

However, an investment linked to the S&P 500 VIX Short-Term FuturesTM can be expensive to hold:

In normal markets, 2nd month VIX® future tends to have a higher price than front-month futures This generates a loss when rolling over from 1st to 2nd month futures

The VEQTORTM Index dynamically allocates its notional equity and volatility exposures, seeking to:

Increase equity allocation and reduce volatility allocation during low volatility markets Reduce equity allocation and increase volatility allocation during high volatility markets

Hypothetical roll cost2 of VIX® futures

VIX® Futures Prices

Buy 2nd month Future

Sell 1st month Future

Rolling Cost

0 1 2 3 4

Time to Expiration (Months)

FOR ILLUSTRATIVE PURPOSES ONLY

1. Correlation refers to the historical statistical relationship between to two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent. Data from 12/20/2005 to 11/15/2011, based on daily returns. Source: Bloomberg.

2. In the context of investment strategies in the futures markets, “roll cost” is commonly referred to describe the returns that occur under and below the changes in the spot returns.

See appendix for further details.

Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.

TM VEQTOR : dynamic volatility allocation

ETN

+

Index Methodology Overview

(See appendix for more details)

In the attempt to anticipate changes in the volatility environment, two signals are monitored on a daily basis:

1. Annualized 1-month Realized Volatility of the S&P 500® Index

2. Trend of the Implied Volatility (calculated by reference to 5-day and 20-day moving average of the VIX® Index)

Based on the above signals, the index dynamically allocates to notional equity and volatility exposure, seeking to provide:

Lower volatility exposure during low or decreasing volatility periods

Higher volatility exposure during high or increasing volatility periods

“Stop loss” mechanism:

• On any day, if the Index level has fallen by 2% or more over the previous 5 business days, the entire notional value of the index is shifted to a Interest-bearing cash investment at the close of the following business day.

Realized Volatility Environment Signal

1-month realized volatility of the S&P

500®

The Implied Volatility Trend Signal

5-Day and 20-Day moving averages of the VIX® Index

Target Equity / Volatility Index Allocation

Realized Implied No Implied Implied

Volatility Volatility Volatility Volatility

Environment Downtrend Trend Uptrend

< 10% 97.5% / 2.5% 97.5% / 2.5% 90% / 10%

10% to 20% 97.5% / 2.5% 90% / 10% 85% / 15%

20% to 35% 90% / 10% 85% / 15% 75% / 25%

35% to 45% 85% / 15% 75% / 25% 60% / 40%

> 45% 75% / 25% 60% / 40% 60% / 40%

STOP LOSS

Under certain circumstances, the entire allocation of equity and volatility may be shifted into a notional cash investment

REALIZED VOLATILITY is an historical calculation of the degree of movement of an asset based on prices or values of the asset itself, observed periodically in the market over a specific period.

IMPLIED VOLATILITY is a market estimate of the volatility an asset will realize over a future period of time, calculated by reference to the market price of listed options on the asset.

Hypothetical Historical and Historical Index Performance ETN +

The following chart represents the hypothetical historical performance of the VEQTORTM Index since March 2006 (right axis), together with the hypothetical percentage allocation to equity, volatility and cash (left axis).

Allocation

100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0%

300,000 250,000 200,000 150,000 100,000 50,000 0

Level of VEQTORTM Index TR

Dec-05 Jun-06 Dec-06 Jun-07 Dec-07 Jun-08 Dec-08 Jun-09 Dec-09 Jun-10 Dec-10 Jun-11

Equity Allocation

Volatility Allocation

Cash Allocation

VEQTOR Index

Source: Bloomberg, 2006-2011.

Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.

Hypothetical Historical and Historical Index

Comparison

Hypothetical Historical and Historical Index Comparison

ETN

VEQTOR™ Index S&P 500® TR Index

VEQTOR™ Index live since November 18, 2009

250 200 150 100 50 0

Dec-05 Jun-06 Dec-06 Jun-07 Dec-07 Jun-08 Dec-08 Jun-09 Dec-09 Jun-10 Dec-10 Jun-11

Performance Comparison

S&P 500® VEQTOR™

TR Index Index

Return YTD (November 15) 2.09% 25.82%

Annualized Return1 1Y 7.20% 25.01%

Annualized Return 3Y 15.44% 15.52%

Annualized Returns since 12/20/05 2.10% 2.10%

Annualized Volatility2 24.64% 26.64%

Correlation3 vs S&P 500® TR Index 100.00% 61.61%

History Segmented by Market Cycle

(each section taken from high/low in S&P monthly levels)

S&P

Period and market environment 500® TR VEQTOR™

Index Index

12/20/05 to 6/30/07: Bull market 22.82% 21.64%

7/1/07 to 8/31/08: Signs of weakness -12.60% -1.65%

9/1/08 to 2/28/09: Credit Crisis -41.82% 24.98%

3/01/09 to 7/31/11: Recovery 84.72% 37.26%

8/31/11 to 11/15/11: Euro crisis; US downgrade -1.56% 20.95%

Source: Bloomberg, 12/20/2005—11/15/2011. Correlation based on daily returns.

The S&P 500® Dynamic VEQTORTM Index was launched in November 2009. The information prior to launch dates included above is hypothetical historical. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance.

1. Annualized Return is calculated as (1) one plus cumulative return of the power of (2) one divided by the number of years in the observation period, minus (3) one

2. Annualized Volatility is calculated as a standard deviation of natural logarithm daily returns in the observation period multiplied by the square root of 252. Because the annualized volatility is based on historical data, it may not predict variability on annualized future performance.

3. Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent.

Accessing VQT

ETN

+

Online

• ETN+ Website:

• VQT Prospectus:

Bloomberg:

• VQT Product Page:

• Underlying Index:

Sales Contacts:

• Barclays Capital ETNs:

• RIA Coverage team

• Insurance Coverage team

• Private Bank / Wealth team

Additional Contacts:

• Investor Relations:

www.etnplus.com http://barxis.barcapint.com/US/7/en/contentStore.app?id=407344

VQT <Equity> DES <GO> SPVQDTR <Index> <GO>

1-212-528-7990

1-212-528-4930

1-212-528-8021

1-212-528-6248

+44 (0)20 7773 2269

Appendix

ETN +

Page

Index Calculations – step I 11

Index Calculations – step II 12

Index Calculations – step III 13

Index Calculations – step IV 14

Roll Yield / Cost 15

VEQTORTM Index: monthly returns 16

ETN

Index Calculations—step I

+

ETN +

Step 1: Determine the Realized Volatility Environment

On a daily basis, the Index uses the annualized one-month realized volatility level of the S&P 500® Index as the indicator of realized volatility environment.

Realized volatility is classified into one of five environments:

Realized Volatility Environments

Less than 10%

10-20%

20-35%

35-35% >45%

100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0%

Dec-05 Jun-06 Dec-06 Jun-07 Dec-07 Jun-08 Dec-08 Jun-09 Dec-09 Jun-10 Dec-10 Jun-11

0-10% 10-20% 20-35% 35-45% >45% 22-days Realized Vol

Source: Bloomberg, December 2005 – October 2011 Past performance is not indicative of future results.

Index Calculations—step II

ETN +

Step 2: Determine the Implied Volatility Trend

On a daily basis, the 5-day and 20-day moving averages of the VIX® Index are observed.

An implied volatility trend is established if the 5-day moving average is above or below the 20-day moving average for a period of 10 consecutive business days

Implied Volatility Trends

For 10 consecutive business

days:

Trend

5-day avg < 20-day avg

Downtrend

5-day avg 20-day avg

Uptrend

Neither

No trend

100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0%

Dec-05 Jun-06 Dec-06 Jun-07 Dec-07 Jun-08 Dec-08 Jun-09 Dec-09 Jun-10 Dec-10 Jun-11

100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0%

Dec-05 Jun-06 Dec-06 Jun-07 Dec-07 Jun-08 Dec-08 Jun-09 Dec-09 Jun-10 Dec-10 Jun-11

Uptrend

No Trend

Downtrend

VIX Index

Source: Bloomberg, December 2005 – October 2011 Past performance is not indicative of future results.

Index Calculations—step III

ETN +

Step III: Determining target weightings of equity and volatility components:

At the close of each business day, based on the realized volatility environment and the implied volatility trend, the weightings of each of the equity and volatility components for the following days are allocated as follows:

Implied Volatility Trend

Implied Volatility Downtrend No Implied Volatility Trend Implied Volatility Uptrend

Target Equity Target Volatility Target Equity Target Volatility Target Equity Target Volatility

Allocation Allocation Allocation Allocation Allocation Allocation

Realized Volatility

Less than 10% 97.5% 2.5% 97.5% 2.5% 90% 10%

10% to less than 20% 97.5% 2.5% 90% 10% 85% 15%

20% to less than 35% 90% 10% 85% 15% 75% 25%

35% to less than 45% 85% 15% 75% 25% 60% 40%

45% or more 75% 25% 60% 40% 60% 40%

Assuming no stop loss event has occurred, volatility and equity component weights make up 100% of the notional index value

Index Calculations—step IV

ETN +

Step IV: Stop loss feature

On each business day, the performance of the S&P 500® Dynamic VEQTORTM Index Excess Return over the previous 5 business days is evaluated.

If the 5-day performance is less than or equal to a fall of 2.0%, the Index will allocate 100% of its notional value to cash position

Weights of both equity and volatility components are zero.

Once the 5-day performance is greater than -2.0%, the index will allocate back to equity and volatility components in accordance with the previous steps described.

ETN

Roll Yield / Cost

+

Roll yield is an important component of the S&P 500 VIX Short-Term FuturesTM Index returns and will depend on the shape of the futures curve, i.e., backwardated (downward sloping) or contango (upward sloping)

Price

Backwardation

Time to expiry

Price

Contango

Time to expiry

For illustrative purposes only

Assuming the price and shape of the futures curve remain constant and a long position in a futures contract is rolled:

• In backwardation, a more expensive contract will be sold and a cheaper contract purchased, creating a “roll yield,” which can positively impact a long position in a futures contract

• In contango, a cheaper contract will be sold and a more expensive contract purchased, creating a “roll cost,” which can negatively impact a long position in a futures contract

TM ETN

VEQTOR Index: monthly returns

+

S&P 500® Dynamic VEQTORTM Index Monthly Total Returns Annual Total Returns

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec SPVQDTR

2006 1.59% -0.51% 1.07% 1.22% 1.02% -0.14% -0.78% 2.12% 2.31% 2.52% 1.72% 1.22% 14.15%

2007 1.25% -1.67% 1.63% 3.69% 3.08% -0.59% -0.49% 7.80% 2.60% 0.27% -0.13% -1.08% 17.20%

2008 -4.20% -2.77% 2.77% 0.22% -0.02% -5.13% -1.28% 0.42% 4.49% 26.40% 4.21% -2.31% 21.29%

2009 -1.63% -5.50% 11.61% 4.42% 4.26% 0.12% 5.82% 2.55% 1.05% -2.94% 2.72% -0.20% 23.39%

2010 -2.05% -0.78% 4.93% 1.95% -2.20% -4.50% 0.32% -3.87% 4.97% 0.79% -0.41% 3.02% 1.65%

2011 1.95% 2.57% -0.14% 1.99% -2.02% -1.65% -0.89% 10.51% 2.55% 3.91% 19.81%

Source: Bloomberg, Standard & Poor’s, Barclays Capital. Data: December 2005 – October 2011.

The S&P 500® Dynamic VEQTORTM Index was launched in November 2009. The information prior to launch dates included above is hypothetical historical. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance.

ETN +

Disclaimer

IMPORTANT INFORMATION: Selected Risk Considerations

An investment in the ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the Index caused by any daily increase or decrease in the level of the Index. Additionally, if the level of the Index is insufficient to offset the negative effect of the investor fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of the Index has increased. The ETNs are riskier than ordinary unsecured debt securities and have no principal prote

Dynamic Allocation Risk: The value of the Index will depend upon the success of the Index in dynamically allocating between the equity and volatility components. The allocation of the Index to the equity and volatility components is based on realized volatility and implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal.

The Stop Loss Feature of the Index Does Not Ensure That Losses Are Limited to 2%: The stop loss feature is designed to mitigate against losses in the Index by moving the Index into a 100% cash position if the S&P 500® Dynamic VEQTOR Excess Return Index has lost 2% or more of its value over any five consecutive index business day period. Because the value of the Index may, for instance, decline more than 2% over a five consecutive business day period prior to the occurrence of the stop loss event, decline more than 2% over longer than five consecutive business days, or decline over multiple stop loss events, the stop loss feature of the Index does not ensure that losses are limited to 2%.

The Performance of the Underlying Indices are Unpredictable: An investment in the ETNs linked to the performance of the Index is subject to risks associated with fluctuations, particularly a decline, in the performance of the Index. Because the performance of the Index is linked to the S&P 500® Total Return Index and the S&P 500 VIX Short-Term FuturesTM Index TR (which seeks to model the return from a daily rolling long position in the first and second month CBOE Volatility Index® (the “VIX Index”) futures contracts) the performance of the Index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index, which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the Index. Additional factors that may contribute to fluctuations in the level of the Index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the Index, and prevailing market prices of options on the Index or any other financial instruments related to the Index; supply and demand for the ETNs, including inventory positions with Barclays Capital Inc. or any market maker; the time remaining to the maturity of the ETNs; interest rates; or economic, financial, political, regulatory, geographical or judicial events that affect the level of the underlying Index or other financial instruments related to the Index. These factors interrelate in complex ways, and the effect of one factor on the market value of your ETNs may offset or enhance the effect of another factor.

Disclaimer

ETN

Credit of Barclays Bank PLC: The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYS E Arca, a trading market for the ETNs may not develop. Certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYS E Arca or any other exchange. Therefore, the liquidity of the ETNs may be limited.

No Interest Payments from the ETNs: You will not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs at one time in order to exercise your right to redeem your ETNs on an optional redemption date. You may only redeem your ETNs on an optional redemption date if we receive a notice of redemption from you by certain dates and times as set for in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. or any agent or dealer participating in this offering to send you the prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may also be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

The Securities may be sold during regular trading hours on the applicable exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “500”, “S&P 500 VIX Short-Term FuturesTM”, “S&P 500® Total Return Index™”, “S&P 500® Excess Return IndexTM” and “S&P 500® Dynamic VEQTORTM” are trademarks of Standard & Poor’s Financial Services LLC . “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated and has been licensed for use by the Index sponsor.

©2011 Barclays Bank PLC . All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.